AMERICAN SKANDIA TRUST

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

March 23, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Skandia Trust (the Registrant)
Post-Effective Amendment No. 61 to Registration Statement on Form N-1A
(File Nos. 33-24962 and 811-5186)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the Act), the Registrant hereby requests withdrawal of Post-Effective Amendment No. 61 to its Registration Statement on Form N-A (File No. 33-24962), as filed via EDGAR with the Securities and Exchange Commission (the Commission) on March 23, 2007 (the Amendment).  The Registrant is seeking withdrawal of the Amendment because it was filed in error.

No securities have been issued or sold pursuant to the Amendment. No fee has been paid by the Registrant in connection with the Amendment.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any question you may have concerning this application to the undersigned at (973) 367-3161. Thank you.

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American Skandia Trust

By:	/s/ John P. Schwartz
Name: John P. Schwartz
Title: Assistant Secretary